Exhibit 99.1

14 January 2022

PureTech Health plc

PureTech Founded Entity Gelesis, the Maker of Plenity® for Weight Management, Will Debut as a Publicly Traded Company Following the Closing of its Business Combination with Capstar

Proceeds from this transaction will be used to further support the national launch of Plenity®

Gelesis will begin trading on the New York Stock Exchange as “GLS” on Friday, January 14, 2022 and will ring the opening bell on Tuesday, January 18

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company noted today that its Founded Entity, Gelesis, Inc. (“Gelesis”), the maker of Plenity®, an FDA-cleared weight management approach, announced the completion of its business combination with Capstar Special Purpose Acquisition Corp. (NYSE: CPSR) (“Capstar”). The publicly traded company will be known as Gelesis Holdings, Inc. and will begin trading on the New York Stock Exchange under the ticker symbol “GLS” on January 14, 2022.

Both Gelesis Inc. and Capstar shareholders voted to approve the business combination. The transaction generated approximately $105 million in gross proceeds, which will be mainly used to support the broad launch of Plenity.

“We are pleased with the completion of this transaction, which now makes Gelesis the third publicly-traded Founded Entity for PureTech,” said Eric Elenko, Chief Innovation and Strategy Officer at PureTech. “Our public Founded Entities—which include Gelesis, Karuna and Vor—represent an important component of our unique value-generating model for developing new medicines. We look forward to the success of Gelesis as a public company as they execute on the broad launch of Plenity® across the United States.”

The full text of the announcement from Gelesis is as follows:

Gelesis®, the Maker of Plenity® for Weight Management, Will Debut as a Publicly Traded Company Following the Closing of its Business Combination with Capstar

Proceeds from this transaction will be used to further support the national launch of Plenity®

Gelesis will begin trading on the New York Stock Exchange as “GLS” on Friday, January 14, 2022 and will ring the opening bell on Tuesday, January 18

BOSTON, MA & AUSTIN, TX, January 13, 2022 – Gelesis, the maker of Plenity®, an FDA-cleared weight management approach, announced today the completion of its business combination with Capstar Special Purpose Acquisition Corp. (NYSE: CPSR) (“Capstar”). The publicly traded company will be known as Gelesis Holdings, Inc. (“Gelesis” or “the Company”) and will commence trading on the New York Stock Exchange under the ticker symbol “GLS” on January 14, 2022.

Both Gelesis Inc. and Capstar shareholders voted to approve the business combination. The transaction generated approximately $105 million in gross proceeds, which will be mainly used to support the broad launch of Plenity.

“We have developed the science and support to help make a difference in the lives of millions of Americans who struggle with their weight, many of whom have never had a prescription option before,” said Yishai Zohar, founder and CEO of Gelesis. “The closing of this transaction allows us to accelerate our efforts to bring forward this innovative and FDA cleared solution to help people achieve their weight goals. Approximately 71 million Americans gained weight during the pandemic and 51% of all Americans wanted to lose weight this past year1. We are proud to have taken Plenity from inception and to now be in the position to make it more broadly available for them. We look forward to executing on our plans and delivering value for our shareholders.”

Plenity is transforming weight management with a clinically proven approach inspired by raw vegetables. Plenity is designed to help people feel satisfied with smaller portions so they can eat less and lose weight, while enjoying foods they love as part of a reduced calorie diet. It is FDA-cleared to aid in weight management in adults with excess weight or obesity, as defined by a Body Mass Index (BMI) of 25 to 40 kg/m², when used in conjunction with diet and exercise. It is taken orally as three capsules with 16 ounces of water twice a day, 20 minutes before lunch and dinner. If a dose is missed, it can be taken with the meal or immediately after. Plenity is not a drug; it is non-systemic and not habit forming. Plenity instead uses a novel biomimetic approach inspired by the composition and mechanical properties of vegetables that makes adults feel fuller faster and longer with smaller portions. In clinical trials, 6 out of 10 adults had clinically meaningful weight loss (on average they lost 22 pounds) and the safety profile was similar to placebo.

Plenity is available by prescription via a free telehealth consultation, with unlimited follow-up visits as needed, or through a traditional healthcare provider experience. The pandemic continues to prove out the importance of convenient access to healthcare, and the Plenity experience—including both the digital model and the strong efficacy to safety profile—is built to address that. Visit MyPlenity.com to start an online consultation or talk to one’s own doctor about whether Plenity is right for you. A Plenity subscription costs $98 for a four-week supply ($1.75 per meal) and, if prescribed, the product arrives in two business days.

Important Safety Information about Plenity

•	Patients who are pregnant or are allergic to cellulose, citric acid, sodium stearyl fumarate, gelatin, or titanium dioxide should not take Plenity.

•	To avoid impact on the absorption of medications:

•	For all medications that should be taken with food, take them after starting a meal.

•	For all medications that should be taken without food (on an empty stomach), continue taking on an empty stomach or as recommended by your physician.

•	The overall incidence of side effects with Plenity was no different than placebo. The most common side effects were diarrhea, distended abdomen, infrequent bowel movements, and flatulence.

•	Contact a doctor right away if problems occur. If you have a severe allergic reaction, severe stomach pain, or severe diarrhea, stop using Plenity until you can speak to your doctor.

1 Extrapolated from 246,324,983 Americans aged 18+ based on an online survey conducted Oct 26-Nov 3 by Kelton Global on behalf of Gelesis.

Rx Only. For the safe and proper use of Plenity or more information, talk to a healthcare professional, read the Patient Instructions for Use, or call 1-844-PLENITY.

Advisors

Citi served as exclusive financial advisor to Gelesis and Goodwin Procter LLP served as legal counsel to Gelesis. UBS Investment Bank served as exclusive financial and lead capital markets advisor to Capstar and Kramer Levin Naftalis & Frankel LLP served as its legal counsel. UBS Investment Bank and Citi served as private placement agents to Capstar with respect to the PIPE financing. Winston & Strawn LLP served as counsel to the placement agents. BTIG, LLC also served as a capital markets advisor to Capstar.

About Gelesis

Gelesis is a consumer-centered biotherapeutics company advancing a novel category of treatments for weight management and gut related chronic diseases. Our non-systemic superabsorbent hydrogels are the first and only made entirely from naturally derived building blocks, and they are inspired by the composition (i.e., water & cellulose) and mechanical properties (e.g., elasticity or firmness) of raw vegetables. They are conveniently administered in capsules to create a much larger volume of small, non-aggregating hydrogel pieces that become an integrated part of the meals, and act locally in the digestive system. Our portfolio includes Plenity®, an FDA-cleared product to aid in weight management, as well as potential therapies in development for patients with Type 2 Diabetes, Non-alcoholic Fatty Liver Disease (NAFLD)/Non-alcoholic Steatohepatitis (NASH), and Functional Constipation. For more information, visit gelesis.com, or connect with us on Twitter @GelesisInc.

Forward-Looking Statements

Certain statements, estimates, targets and projections in this press release may constitute “forward-looking statements” within the meaning of the federal securities laws. The words “anticipate,” “believe,” continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Forward-looking statements include, but are not limited to, the competitive environment in which Gelesis operates, the expected future operating and financial performance and market opportunities of Gelesis and statements regarding Gelesis’ expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gelesis and Capstar assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Gelesis and Capstar give no assurance that any expectations set forth in this press release will be achieved. Various factors could cause actual future results, performance or events to differ materially from those described herein. Some of the factors that may impact future results and performance may include, without limitation: (i) the size, demand and growth potential of the markets for Plenity®, Gelesis’ other product candidates and its ability to serve those markets; (ii) the degree of market acceptance and adoption of Gelesis’ products; (iii) Gelesis’ ability to develop innovative products and compete with other companies engaged in the weight loss industry; (iv) Gelesis’ ability to complete successfully the full commercial launch of Plenity® and its growth plans, including new possible indications and the clinical data from ongoing and future studies about liver and other diseases; (v) failure to realize the anticipated benefits of the business combination, including as a result of a delay or difficulty in integrating the businesses of Capstar and Gelesis; (vi) the amount of redemption requests made by Capstar shareholders; (vii) the ability of Capstar or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; (viii) the outcome of any legal proceedings that may be instituted against Capstar, Gelesis, the combined company or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (ix) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (x) the risk that the proposed business combination disrupts current plans and operations of Gelesis as a result of the announcement and consummation of the proposed business combination, and as a result of the post-transaction company being a publicly listed issuer; (xi) the regulatory pathway for Gelesis’ products and responses from regulators, including the FDA and similar regulators outside of the United States, (xii) the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain Gelesis’ management and key employees; (xiii) costs related to the proposed business combination, including costs associated with the post-transaction company being a publicly listed issuer; (xiv) changes in applicable laws or regulations; (xv) the possibility that Gelesis or the combined company may be adversely affected by other economic, business, regulatory and/or competitive factors; (xvi) Gelesis’ estimates of expenses and profitability; (xvii) ongoing regulatory requirements, (xviii) any competing products or technologies that may emerge, (xix) the volatility of the telehealth market in general, or insufficient patient demand; (xx) the ability of Gelesis to defend its intellectual property and satisfy regulatory requirements; (xxi) the impact of the COVID 19 pandemic on Gelesis’ business; (xxii) the limited operating history of Gelesis; and (xxiii) those factors discussed in Capstar’s final prospectus dated July 6, 2020, Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the Registration Statement on Form S-4, in each case, under the heading “Risk Factors”, and other documents of Capstar filed, or to be filed, with the SEC, by Capstar. These filings address other important risks and uncertainties that could cause actual results and events to differ materially from those contained in the forward-looking statements.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, including inflammatory, fibrotic and immunological conditions, intractable cancers, lymphatic and gastrointestinal diseases and neurological and neuropsychological disorders, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders. This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, is comprised of 25 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization, as of the date of PureTech’s most recently filed Half Year Report and corresponding Form 6-K. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on the Company’s unique insights into the biology of the brain, immune and gut, or BIG, systems and the interface between those systems, referred to as the BIG Axis.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Ownership Information

Following the closing of the business combination, PureTech holds 16,727,582 shares of Gelesis common stock, which is equal to approximately 23.2% of Gelesis’ outstanding common shares. PureTech also holds options and warrants to purchase additional shares and is eligible to receive additional earnout shares in accordance with the terms of the business combination agreement. PureTech is also eligible to receive certain payments from Gelesis under its license agreement, including sublicense payments and royalties on sales of certain products.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those statements that relate to the commencement of trading in Gelesis’ stock following the close of its merger with Capstar Special Purpose Acquisition Corp. (NYSE: CPSR) or matters related thereto, the use of proceeds from the merger transaction, Gelesis’ plans with respect to the broad commercial launch of Plenity®, the competitive environment in which Gelesis operates, and Gelesis’ and PureTech’s future prospects, development plans, and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

PureTech

Public Relations

publicrelations@puretechealth.com

Investor Relations

IR@puretechhealth.com

EU Media

Ben Atwell, Rob Winder

+44 (0) 20 3727 1000

ben.atwell@FTIconsulting.com

U.S. Media

Nichole Sarkis

+1 774 278 8273

nichole@tenbridgecommunications.com